October 3, 2022
Securities and Exchange Commission
Division of Corporation Finance
Planet Fitness, Inc.
4 Liberty Lane West
Hampton, NH 03842
(603) 750-0001

October 3, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F. Street, N.E.
Washington, D.C. 20549

Attention:     Scott Stringer
Linda Cvrkel

Re:     Planet Fitness, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Form 10-Q for the Quarterly Period Ended June 30, 2022
File No. 001-37534

Ladies and Gentlemen:

On behalf of Planet Fitness, Inc. (the “Company”), please find below the Company’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated September 20, 2022 (the “Comment Letter”) and pertaining to the Company’s above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment.

1.We note the following in regards to your presentation and reconciliation of your Non-GAAP measures Adjusted EBITDA and Adjusted net income:

•Your reconciliation excludes “Pre-opening costs” which appears to be a normal, recurring cash operating expense. Please tell us your consideration of Question 100.01 of the staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures, or revise accordingly.

Response to Part 1 of Comment 1:

In response to the Staff’s comment, the Company respectfully advises the Staff that we have considered Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, and we do not consider our presentation of Adjusted EBITDA and Adjusted Net Income, in each case excluding pre-opening costs, to be misleading or otherwise in violation of Rule 100(b) of Regulation G. Such costs represent pre-opening and ramp-up costs to prepare a new corporate-owned store location for operations and are incurred in advance of any revenue generation for each respective location. These costs include labor, rent and occupancy expenses, marketing expenses, and other store-operating supply expenses incurred in advance of a location opening. During each period, the number of stores that incur pre-opening costs and the amount of such costs per store are variable, and we believe adjusting to remove such costs provides a clearer basis for evaluating the performance of our business across financial periods. As a result, we believe adjusting for these pre-opening costs is useful to our investors who seek to

October 3, 2022
Securities and Exchange Commission
Division of Corporation Finance
understand our underlying business performance. This presentation is also consistent with how management and our Board of Directors assess business performance. Based upon the above considerations, we believe our adjustments for pre-opening costs used to arrive at Adjusted EBITDA and Adjusted Net Income are appropriate, helpful to our investors, and not misleading.

•Please tell us how you concluded that excluding “Loss (gain) on adjustment of allowance for credit losses on held-to-maturity investments” does not represent a tailored accounting principle or the exclusion of a normal, recurring operating expense, or revise accordingly. Refer to Questions 100.01 and 100.04 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response to Part 2 of Comment 1:

In response to the Staff’s comment, the Company respectfully advises the Staff that we have considered Question 100.01 and 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, and we do not consider our presentation of Adjusted EBITDA or Adjusted Net Income, in each case excluding the referenced charges or gains, to be misleading or otherwise in violation of Rule 100(b) of Regulation G. The adjustment of the allowance for credit losses on held-to-maturity investments is primarily a function of the characteristics of the underlying investment. The Company has only one held-to-maturity investment, which is an investment made by the Company in a strategic partner in 2021. Subsequent to making the investment, through our review of the investee’s operations and financial position, it was deemed necessary to establish an allowance for credit losses against the investment. An adjustment of this allowance generally occurs based on management’s expectations with respect to the lifetime loss estimate for the investment, considering factors such as investee earnings performance, recent financing rounds at reduced valuations, changes in the regulatory, economic or technological environment of the investee, or doubt about the investee’s ability to continue as a going concern.

Making such investments is not part of the Company’s ongoing business, and this investment has no impact on the Company’s core operations; as such, the investment is not included in any of the Company’s three reportable segments that are reviewed by the chief operating decision maker (“CODM”). Moreover, any adjustment to the allowance for credit losses related to the investment is non-cash in nature. The Company also notes that, to avoid misleading presentation, it has made this Non-GAAP adjustment in periods both where such adjustment represents a loss and where it represents a gain; in addition, because the Company does not consider the investment part of its ongoing business and core operations, the Company also adjusts out for Non-GAAP purposes the quarterly accruing dividend income related to the investment, which is reflected within the “other” category of the Adjusted Net Income and Adjusted EBITDA reconciliations.

We believe that excluding these charges or gains from these Non-GAAP measures is useful to our investors who seek to understand our underlying business performance because we do not believe that adjustments to the allowance for credit losses on our held-to-maturity investment are indicative of the Company’s operations or financial trends. Additionally, such adjustments are consistent with how management and our Board of Directors assess business performance.

In light of the foregoing, the Company believes that its presentation of these metrics is appropriate, is not misleading and is consistent with Regulation G.

2.Where you attribute material fluctuations in your results of operations to multiple factors, please quantify, to the extent practicable, each factor cited so that investors may understand the magnitude and relative impact of each factor and also describe the reasons underlying the causes. For example, you attribute the increase in store operations expense to the acquisition of 114 stores in the Sunshine Acquisition, from new stores opened since April 1, 2021 and stores that were not open for all of the prior year period due to COVID. We identified similar disclosure in your Form 10-K for the fiscal year ended December 31, 2021, lacking quantification, in areas such as selling, general and administrative expense on page 59. Please consider expanding your disclosure, to the extent practicable in future filings.

October 3, 2022
Securities and Exchange Commission
Division of Corporation Finance

Response to Comment 2:

In response to the Staff’s comment, to the extent practicable in future filings, we will quantify and describe the material factors underlying fluctuations in our results of operations.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call Thomas Fraser of Ropes & Gray LLP at (617) 951-7063.

Sincerely,

PLANET FITNESS, INC.

By: /s/ Thomas Fitzgerald
Name: Thomas Fitzgerald
Title: Chief Financial Officer

cc:     Justin Vartanian (Planet Fitness, Inc.)
Thomas Fraser (Ropes & Gray LLP)